SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1. Press release re RADVISION Reports Above Forecast Fourth Quarter 2008 Results dated February 5, 2009.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Reports Above Forecast Fourth Quarter 2008 Results

Thursday February 5, 8:00 am ET

Revenues Are $22.7 Million GAAP Net Loss Is $0.07 per Diluted Share; Non-GAAP Net Loss Is $0.01 per Diluted Share Company to Return to Lower OPEX Spending in 2009; Expects Non-GAAP Profit for First Quarter

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News) reported today that revenues for the fourth quarter of 2008 increased 2% to $22.7 million compared with $22.3 million reported in the fourth quarter of 2007, and above its forecast of $22.5 million.

The Company incurred an operating loss of $2.5 million for the fourth quarter of 2008, which included a restructuring charge of $0.2 million due to a workforce reduction implemented at the end of the fourth quarter. This compares with an operating loss of $0.2 million in the fourth quarter of 2007. Excluding the restructuring charge in the fourth quarter of 2008 and the effects of stock-based compensation expense related to the adoption of FAS123R in both periods, the non-GAAP operating loss was $1.1 million in the fourth quarter of 2008 compared with operating income of $1.1 million in fourth quarter of 2007.

The net loss for the fourth quarter of 2008 was $1.5 million, or $0.07 per diluted share, compared with net income of $2.5 million, or $0.11 per diluted share, in the fourth quarter of 2007. The non-GAAP net loss for the fourth quarter of 2008 was $0.2 million, or $0.01 per diluted share. This excludes the effects of the $0.2 million restructuring charge, stock-based compensation expense of $1.2 million, and a gain of $0.1 million due to the redemption of certain Auction Rate Securities net of other than temporary impairment of available-for-sale Auction Rate Securities, with the total amount of excluded items equivalent to $0.06 per diluted share. In the fourth quarter of 2007, non-GAAP net income was $4.2 million, or $0.19 per diluted share, excluding stock-based compensation expense of $1.4 million and a loss of $0.3 million due to other than temporary impairment of available-for-sale Auction Rate Securities, equivalent to $0.08 per diluted share.

Both the GAAP and Non-GAAP net loss for the fourth quarter were better than the Company's forecast that the GAAP net loss would be approximately $1.9 million, or $0.09 per diluted share, including stock-based compensation expense of $1.3 million, or $0.06 per diluted share. Excluding this item, the non-GAAP net loss for the fourth quarter of 2008 was expected to approximate $0.6 million, or $0.03 per diluted share.

Total revenues for the fourth quarter of 2008 consisted of $17.4 million for the Networking Business Unit (NBU) and $5.3 million for the Technology Business Unit
(TBU). This compares with $17.1 million for the NBU and $5.2 million for the TBU reported in the fourth quarter of 2007.

For the full year 2008, revenues were $84.7 million, the operating loss was $15.2 million and the net loss was $12.9 million, or $0.63 per diluted share. This compares with revenues of $91.6 million, operating income of $1.7 million, and net income of $9.6 million, or $0.43 per diluted share, in 2007.

The non-GAAP operating loss for 2008 was $9.6 million and the net loss was $5.9 million, or $0.29 per diluted share, compared with non-GAAP operating income of $7.1 million and net income of $15.4 million, or $0.69 per diluted share, for 2007. The non-GAAP amounts exclude the effect of the $0.2 million restructuring charge in the fourth quarter of 2008, stock-based compensation expense (which amounted to $5.4 million or $0.26 per diluted share in 2008 and $5.4 million or $0.24 per diluted share in 2007), and an other than temporary impairment of available-for-sale Auction Rate Securities (which totaled $1.4 million or $0.07 per diluted share in 2008 and $0.4 million or $0.02 per diluted share in 2007).

The Company ended 2008 with approximately $121.3 million in cash and liquid investments, equivalent to $6.10 per basic share, a decrease of $0.3 million from September 30, 2008. The decrease reflects the use of $2.6 million for the repurchase of 418,962 Company shares and $0.7 million of capital expenditures, offset by an increase of $3 million in cash flow provided by operating activities.

Boaz Raviv, Chief Executive Officer, commented: "Our on-target NBU revenues and better than expected TBU revenues enabled us to narrow our operating loss in the fourth quarter and near our goal of returning to profitability, as our non-GAAP net loss declined to one cent per share for the quarter. This follows a full year of executing our plan to reassert our technology leadership and return to profitable growth by accelerating our investment in R&D and in marketing and sales. I am pleased to report that our progress to date enables us to return to a lower level of operating expenses in 2009. As a result, we are forecasting a return to profitability in the 2009 first quarter on a non-GAAP basis."

"The performance of our Networking Business Unit in the fourth quarter reflected strong sales to Cisco, in line with expectations. This was accompanied by 24% year-over-year growth in revenue in the remainder of the room conferencing channel in the fourth quarter, which was evenly distributed across all regions, and included strong growth in APAC, especially in China, better-than-expected sales in EMEA, and solid performance in the Americas, despite sequentially lower Federal sales.

"Our progress in the fourth quarter and past year has been built upon the advancements we made to our SCOPIA platform and SCOPIA Desktop, which today offers the best-in-class solution for high definition video connectivity and integration from the standard room system to the desktop and mobile device. SCOPIA Desktop 5.7 became available in the fourth quarter, with its added ability to send and receive HD business quality 720p video using a standard USB web camera.

"Our fourth quarter benefited from our deepening relationship with our Unified Communications partners IBM and Alcatel Lucent, with results in Europe especially strong. These partnerships provide us with additional opportunity to deliver high-level IT-centric solutions that are our strength, while enabling us to build the RADVISION brand. We have added enhancements to our SCOPIA solution to support each of these partners.

"Our fourth quarter NBU results also included strong sales to our OEM partners LifeSize and AETHRA, as we continue to build upon our position as the only independent provider of network infrastructure. We took another step forward in our relationship with SONY in the fourth quarter, with the announcement of a new strategic reselling agreement in one of their regions in APAC.

"Our Technology Business Unit made solid improvement in the fourth quarter, with record results in APAC and a record number of design wins, with a large portion of those in the Americas. We also had the first sales of our new eVident testing tool for enterprise videoconferencing networks. Despite this improvement, we believe it will be another quarter before TBU is back on track. We are executing the next phase our growth strategy in the TBU, which includes a region-based marketing approach and a deeper, highly responsive focus on strategic customer relationships. We will also continue to move forward with our product development roadmap."

Mr. Raviv concluded: "The successful execution of our recovery plan in 2008 enables us to continue to pursue our growth objectives in 2009 at a reduced level of OPEX investment. Regrettably, this has required us to reduce our workforce, which has now been completed. Given the uncertainty of economic conditions, we believe that our decision to do so is both prudent and timely. There is no doubt that the current environment is challenging. However, we believe RADVISION has distinctive opportunities in the current economic climate because of the price/value advantage of our products combined with the proven ability of videoconferencing to reduce travel costs, improve efficiency and increase the return on IT infrastructure investments. We plan to fully capitalize on our advantages as we pursue profitable growth."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects to report revenues for the first quarter of 2009 of approximately $19.0 million and net loss of approximately $1.0 million or $0.05 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.3 million or $0.07 per diluted share. Excluding this item, non-GAAP net income for the first quarter 2009 is expected to be $0.3 million or $0.02 per diluted share. That compares to revenues for the first quarter of 2008 of $19.6 million and a net loss of $3.1 million or $0.15 per diluted share, which included stock-based compensation expense related to the adoption of FAS123R of $1.3 million or $0.07 per diluted share. Excluding the effect of stock-based compensation expense, the net loss for the first quarter of 2008 was $1.8 million or $0.08 per diluted share. (Full details of the Company s forecast are available on the Company s web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with SFAS 123R and restructuring expenses. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with SFAS 123R and restructuring expenses that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Fourth Quarter 2008 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its fourth quarter 2008 results and first quarter 2009 outlook, today, Thursday, February 5, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on February 11th. To access the replay, please dial 1-888-568-0915 (International dialers may call +1-402-998-1592).

The PowerPoint presentation highlighting key financial metrics as well as the first quarter 2009 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on February 5th and will be archived on the website until the end of the first quarter.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                             RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                          Three months ended               Twelve months ended
                                                             December 31,                     December 31,
                                                     ----------------------------    -----------------------------
                                                         2008            2007            2008           2007
                                                     ------------    ------------    ------------    -------------
                                                                        Unaudited                       Audited
                                                     --------------------------------------------    -------------

Revenues                                             $     22,740    $     22,316    $     84,747    $     91,583
Cost of revenues                                            5,035           4,570          18,763          18,294
                                                     ------------    ------------    ------------    ------------

Gross profit                                               17,705          17,746          65,984          73,289
                                                     ------------    ------------    ------------    ------------

Operating costs and expenses:
  Research and development                                  9,573           7,510          36,698          30,329
  Marketing and selling                                     8,335           8,507          35,313          32,627
  General and administrative                                2,046           1,968           8,951           8,633
  Restructuring Expenses                                      221               -             221               -
                                                     ------------    ------------    ------------    ------------

Total operating costs and expenses                         20,175          17,985          81,183          71,589
                                                     ------------    ------------    ------------    ------------

Operating income (loss)                                    (2,470)           (239)        (15,199)          1,700
Financial income, net                                       1,144           1,082           2,539           6,095
                                                     ------------    ------------    ------------    ------------

Income (loss) before taxes on income                       (1,326)            843         (12,660)          7,795
Taxes benefit (expenses)                                     (161)          1,610            (280)          1,790
                                                     ------------    ------------    ------------    ------------

Net income (loss)                                    $     (1,487)   $      2,453    $    (12,940)   $      9,585
                                                     ============    ============    ============    ============

Basic net earnings (loss) per Ordinary share         $      (0.07)   $       0.11    $      (0.63)   $       0.44
                                                     ============    ============    ============    ============

Weighted Average Number of Shares Outstanding
  During the Period - Basic                            19,876,189      21,477,449      20,471,648      21,951,028
                                                     ============    ============    ============    ============

Diluted net earnings (loss) per Ordinary share       $      (0.07)   $       0.11    $      (0.63)   $       0.43
                                                     ============    ============    ============    ============
Weighted Average Number of Shares Outstanding
  During the Period - Diluted                          19,876,189      21,615,088      20,471,648      22,482,019
                                                     ============    ============    ============    ============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with SFAS 123R and restructuring expenses. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with SFAS 123R and restructuring expenses that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

                                                            Three months ended
                                                            December 31, 2008
                                                -------------------------------------------
                                                               (Unaudited)
                                                -------------------------------------------
                                                 GAAP results    Non-GAAP         Non-GAAP
                                                                 adjustment
                                                                 share-based      results
                                                (as reported)    compensation     Pro Forma
                                                -------------    ------------     ---------
Gross profit                                     $ 17,705          $     94       $ 17,799
Total operating costs and expenses               $ 20,175          $ (1,283)      $ 18,892
Operating income (loss)                          $ (2,470)         $  1,377       $ (1,093)
Income (loss) before taxes on income             $ (1,326)         $  1,248       $    (78)
Net income (loss)                                $ (1,487)         $  1,248       $   (239)
                                                 ========          ========       ========
Basic net earnings (loss) per Ordinary share     $  (0.07)         $   0.06       $  (0.01)
                                                 ========          ========       ========
Diluted net earnings (loss) per Ordinary share   $  (0.07)         $   0.06       $  (0.01)
                                                 ========          ========       ========

                                                      Three months ended
                                                      December 31, 2007
                                          -------------------------------------------
                                                         (Unaudited)
                                          -------------------------------------------
                                           GAAP results    Non-GAAP         Non-GAAP
                                                           adjustment
                                                           share-based      results
                                          (as reported)    compensation     Pro Forma
                                          -------------    ------------     ---------
Gross profit                                 $ 17,746        $    131       $ 17,877
Total operating costs and expenses           $ 17,985        $ (1,249)      $ 16,736
Operating income                             $   (239)       $  1,380       $  1,141
Income before taxes on income                $    843        $  1,759       $  2,602
Net income                                   $  2,453        $  1,759       $  4,212
                                             ========        ========       ========
Basic net earnings per Ordinary share        $   0.11        $   0.09       $   0.20
                                             ========        ========       ========
Diluted net earnings per Ordinary share      $   0.11        $   0.08       $   0.19
                                             ========        ========       ========


                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data



                                                                Twelve months ended
                                                                 December 31, 2008
                                                    -------------------------------------------
                                                                   (Unaudited)
                                                    -------------------------------------------
                                                     GAAP results    Non-GAAP         Non-GAAP
                                                                     adjustment
                                                                     share-based      results
                                                    (as reported)    compensation     Pro Forma
                                                    -------------    ------------     ---------
Gross profit                                          $ 65,984         $    384       $ 66,368
Total operating costs and expenses                    $ 81,183         $ (5,252)      $ 75,931
Operating income (loss)                               $(15,199)        $  5,636       $ (9,563)
Income (loss) before taxes on income                  $(12,660)        $  7,023       $ (5,637)
Net income (loss)                                     $(12,940)        $  7,023       $ (5,917)
                                                      ========         ========       ========
Basic net earnings (loss) per Ordinary share          $  (0.63)        $   0.34       $  (0.29)
                                                      ========         ========       ========
Diluted net earnings (loss) per Ordinary share        $  (0.63)        $   0.34       $  (0.29)
                                                      ========         ========       ========




                                                       Twelve months ended
                                                        December 31, 2007
                                            -------------------------------------------
                                                           (Unaudited)
                                            -------------------------------------------
                                             GAAP results    Non-GAAP         Non-GAAP
                                                             adjustment
                                                             share-based      results
                                            (as reported)    compensation     Pro Forma
                                            -------------    ------------     ---------
Gross profit                                  $73,289          $   411         $73,700
Total operating costs and expenses            $71,589          $(5,037)        $66,552
Operating income                              $ 1,700          $ 5,448         $ 7,148
Income before taxes on income                 $ 7,795          $ 5,827         $13,622
Net income                                    $ 9,585          $ 5,827         $15,412
                                              =======          =======         =======
Basic net earnings per Ordinary share         $  0.44          $  0.26         $  0.70
                                              =======          =======         =======
Diluted net earnings per Ordinary share       $  0.43          $  0.26         $  0.69
                                              =======          =======         =======

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                    December 31,  December 31,
                                                        2008          2007
                                                   -------------  ------------
                                                     Unaudited       Audited
                                                   -------------  ------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents *)                     $  37,872      $  45,370
  Short-term bank deposits *)                         52,026         42,242
  Short-term marketable securities *)                 14,350         28,037
  Trade receivables                                   14,118         15,011
  Other accounts receivable and prepaid expenses       6,153          8,464
  Inventories                                          1,185          1,691
                                                   ---------      ---------

Total current assets                                 125,704        140,815
                                                   ---------      ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term marketable securities *)                  17,005         15,093
  Long-term prepaid expenses                           1,278          1,618
  Severance pay fund                                   4,591          4,555
  Long-term deferred tax asset                         4,995          3,394
                                                   ---------      ---------

Total long-term investments and receivables           27,869         24,660
                                                   ---------      ---------

Property and equipment, net                            5,428          5,237
                                                   ---------      ---------

Goodwill                                               2,966          2,966
                                                   ---------      ---------

Other intangible assets, net                             272          1,362
                                                   ---------      ---------

Total assets                                       $ 162,239      $ 175,040
                                                   =========      =========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                   $   2,052      $   2,389
  Deferred revenues                                    8,309          6,829
  Accrued expenses and other accounts payable         16,440         12,607
                                                   ---------      ---------

Total current liabilities                             26,801         21,825
                                                   ---------      ---------

Accrued severance pay                                  5,855          5,656
                                                   ---------      ---------

Total liabilities                                     32,656         27,481
                                                   ---------      ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value                   234            234
  Additional paid-in capital                         141,107        135,327
  Treasury stock                                     (32,733)       (21,662)
  Accumulated other comprehensive income                 348             55
  Retained earnings                                   20,627         33,605
                                                   ---------      ---------

Total shareholders' equity                           129,583        147,559
                                                   ---------      ---------

Total liabilities and shareholders' equity         $ 162,239      $ 175,040
                                                   =========      =========

*) Total cash and liquid investments               $ 121,253      $ 130,742
                                                   =========      =========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                              Year ended
                                                                                             December 31,
                                                                                        ----------------------
                                                                                           2008        2007
                                                                                        ----------   ---------
                                                                                         Unaudited    Audited
                                                                                        ----------   ---------
Cash flows from operating activities:
-------------------------------------
  Net income (loss)                                                                     $ (12,940)   $   9,585
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                           3,924        3,633
    Accrued interest, amortization of premium and accretion of discount on
      marketable securities and bank deposits, net                                          1,771          385
    Amortization of deferred stock compensation                                             5,416        5,448
    Gain on sale of property and equipment                                                     (6)           -
    Tax  benefit  relating to loss  carryforwards  resulting  from  exercise of stock
      options                                                                                (364)        (100)
    Decrease (increase) in trade receivables, net                                             893       (2,145)
    Decrease (increase) in other accounts receivable and prepaid expenses                   2,007         (754)
    Decrease in inventories                                                                   506        1,288
    Decrease (increase) in long-term prepaid expenses                                         340       (1,618)
    Increase in deferred tax asset                                                           (767)      (2,380)
    Decrease in trade payables                                                               (337)        (530)
    Increase (decrease) in deferred revenues                                                1,480       (1,919)
    Increase (decrease) in accrued expenses and other accounts payable                      3,642       (1,163)
    Accrued severance pay, net                                                                299          165
                                                                                        ---------    ---------

Net cash provided by operating activities                                                   5,864        9,895
                                                                                        ---------    ---------

Cash flows from investing activities:
-------------------------------------
  Proceeds from redemption of marketable securities                                        65,382       64,360
  Purchase of marketable securities                                                       (54,895)     (45,148)
  Proceeds from withdrawal of bank deposits                                               155,611      142,831
  Purchase of bank deposits                                                              (165,696)    (125,521)
  Purchase of property and equipment                                                       (3,025)      (4,171)
  Proceeds from sale of property and equipment                                                  6            -
                                                                                        ---------    ---------

Net cash provided by (used in) investing activities                                        (2,617)      32,351
                                                                                        ---------    ---------

Cash flows from financing activities:
-------------------------------------
  Purchase of treasury stock                                                              (11,138)     (27,017)
  Exercise of options by employees                                                             29        6,931
  Tax benefit related to exercise of stock options                                            364          100
                                                                                        ---------    ---------

Net cash used in financing activities                                                     (10,745)     (19,986)
                                                                                        ---------    ---------

Increase (decrease) in cash and cash equivalents                                           (7,498)      22,260
Cash and cash equivalents at beginning of period                                           45,370       23,110
                                                                                        ---------    ---------

Cash and cash equivalents at end of period                                              $  37,872    $  45,370
                                                                                        =========    =========

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                  (Registrant)



                                By: /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: February 5, 2009